UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GOODMAN GLOBAL, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

38239A100

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frio Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo German Partners V GmbH & Co., KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Capital Management V, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Principal Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 38239A100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Principal Holdings I GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,289,964 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,289,964 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,289,964 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 supplements and amends the Schedule 13D jointly filed on April 14, 2006 by (i) Frio Holdings LLC, a Delaware limited liability company (“Frio”), (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“AIF V”), (iii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (iv) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (v) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (vi) Apollo Management V, L.P., a Delaware limited partnership (“Management V”), and (vii) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Goodman Global, Inc. (the “Issuer”).

Unless otherwise defined herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on April 14, 2006.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

This Amendment 1 to Schedule 13D is filed jointly by (i) Frio, (ii) AIF V, (iii)  Overseas V, (iv) Netherlands A, (v) Netherlands B, (vi) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (German V”; and together with AIF V, Overseas, Netherlands A and Netherlands B, the “Apollo Funds”), (vii) Management V, (viii) Advisors V, (ix) AIF V Management, LLC, a Delaware limited liability company (“AIF V LLC”), (x) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (xi) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (xii) Apollo Capital Management V, Inc., a Delaware corporation (“Capital V”), (xiii) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Apollo Principal”), and (xiv) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Apollo Principal GP”).  Frio, AIF V, Overseas V, Netherlands A, Netherlands B, German V, Management V, AIF V LLC, Management, Advisors V, Capital V, Apollo Principal and Apollo Principal GP are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Suite 203, Purchase, New York  10577.

Frio is principally engaged in the business of investing in securities of the Issuer.  AIF V, Overseas V, Netherlands A, Netherlands B and German V are principally engaged in the business of investing in securities.  AIF V, Overseas V, Netherlands A and Netherlands B are members of Frio.  German V contributes capital to and has the right to receive distributions from Frio.  Management V is the manager of each of the Apollo Funds, and Advisors V is the general partner, managing general partner, or managing limited partner of each of the Apollo Funds.  Management V is principally engaged in the business of serving as the manager of the Apollo Funds.  Advisors V is principally engaged in the business of providing advice regarding investments by and serving as the general partner, managing general partner or managing limited partner, as the case may be, of the Apollo Funds.

On or about February 1, 2007, AIF V Management, Inc., previously the general partner of Management V, was converted into a Delaware limited liability company, which is AIF V LLC.  AIF V LLC serves as the general partner of Management V and is principally engaged in the business of serving as the general partner of Management V.  Apollo Management is the sole member-manager of AIF V LLC and is principally engaged in the business of serving as the member-manager of AIF V LLC and other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Capital V is the general partner of Advisors V.  Capital V is principally engaged in the business of serving as the general partner of Advisors V.  As a result of a corporate reorganization of the Apollo advisor entities on or about July 13, 2007, the sole stockholder of Capital V is Apollo Principal.  Apollo Principal is principally engaged in the business of serving as the sole stockholder of Capital V and other Apollo Capital Management entities.  Principal Holdings GP is the general partner of Principal Holdings and is principally engaged in the business of serving as the general partner of Principal Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Management GP and Apollo Principal GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the following:

On October 21, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with  Chill Holdings, Inc., a Delaware corporation (“Parent”), and Chill Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Parent agreed to acquire all of the Issuer’s issued and outstanding shares of Common Stock.  Under the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).  Pursuant to the Merger Agreement, at the effective time of the Merger each issued and outstanding share of Common Stock, other than any (i) shares owned by Parent, Merger Sub, the Issuer or its subsidiaries and (ii) shares owned by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be converted into the right to receive $25.60 in cash, without interest (the “Merger Consideration”).   In addition, the restrictions applicable to each restricted share of Common Stock, other than any restricted share that is subject to an alternative arrangement specifically agreed to between Parent and the holder thereof, shall immediately lapse, and at the effective time, each share of Common Stock will be converted into the right to receive the Merger Consideration.  All options to acquire shares of Common Stock outstanding under the Issuer’s 2004 Stock Option Plan and 2006 Incentive Award Plan, in each case other than any such option that is subject to an alternative arrangement specifically agreed to between Parent and the holder thereof, will vest immediately prior to the effective time, and the holders of such options will be entitled to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock subject to such option.

Concurrently with the Merger Agreement, Frio and Parent entered into a Voting Agreement, as described in Item 6 below.

The summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 2 and is incorporated by reference herein.
Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

Frio is the record holder of 28,289,964 shares of Common Stock of the Issuer, which represent approximately 41.0% of the outstanding Common Stock of the Issuer.  The 28,289,964 shares of Common Stock reported as beneficially owned by the Reporting Persons include the shares of Common Stock owned of record by Frio, but do not include any shares of Common Stock owned by the other stockholders (the “Goodman Stockholders”) that are party to the Stockholders Agreement dated as of December 23, 2004, as amended (the “Stockholders Agreement”), which shares may be deemed beneficially owned by a group comprised of the Reporting Persons and the Goodman Stockholders due to the voting and other provisions of the Stockholders Agreement.  The shares of Common Stock reported as beneficially owned by the Apollo Funds, Management V, AIF V LLC, Apollo Management, Management GP, Advisors V, Capital V, Apollo Principal and Apollo Principal GP include the shares of Common Stock owned of record by Frio.  Frio, the Apollo Funds, Management V, AIF V LLC, Apollo Management, Management GP, Advisors V, Capital V, Apollo Principal and Apollo Principal GP each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons or by the Goodman Stockholders, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)           See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 68,929,493 outstanding shares of Common Stock of the Issuer as of August 6, 2007, as reported by the Issuer in its Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.

(b)           See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Voting Agreement

Concurrently with the Merger Agreement, at the specific request of Parent, and as a condition to Parent’s willingness to enter into and perform its obligations under the Merger Agreement, Frio entered into the Voting Agreement dated October 21, 2007 (the “Voting Agreement”), with Parent.  Pursuant to the Voting Agreement, Frio agreed to be present (in person or by proxy) at any meeting of the Issuer’s stockholders called to seek the approval by the stockholders of the Merger and to vote or cause to be voted all of its shares of Common Stock in favor of approval of the Merger Agreement and the transactions contemplated thereby.  Frio also agreed not to: (i) sell, transfer or otherwise dispose of any of its shares of Common Stock, any beneficial ownership thereof or any other interest therein; (ii) enter into any contract, arrangement or understanding that violates or conflicts with or would reasonably be expected to violate or conflict with its obligations under the preceding clause (i); (iii) enter into any voting agreements, whether by proxy, voting agreement or other voting arrangement with respect to its shares of Common Stock; or (iv) take any action that would make any representation or warranty of Frio contained in the Voting Agreement untrue or incorrect that would have the effect of preventing Frio from performing its obligations under the Voting Agreement.

The Voting Agreement will terminate upon the earlier of: (i) termination of the Merger Agreement in accordance with its terms; (ii) consummation of the Merger; or (iii) March 31, 2008 (or, if the Marketing Period (as defined in the Merger Agreement) has commenced prior to March 31, 2008 and has not been completed by March 31, 2008, the first Business Day (as defined in the Merger Agreement) after the date of completion of the Marketing Period).

The description of the Voting Agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated October 26, 2007 among the Reporting Persons.

Exhibit 2:

Agreement and Plan of Merger dated as of October 21, 2007, by and among Chill Holdings, Inc., Chill Acquisition, Inc. and Goodman Global, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (file number 001-32850 of the Issuer filed with the Securities and Exchange Commission on October 25, 2007).

Exhibit 3:	Voting Agreement dated as of October 21, 2007, by and among Chill Holdings, Inc. and Frio Holdings LLC.

19

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

FRIO HOLDINGS LLC

By:	APOLLO MANAGEMENT V, L.P.
Its Manager

	By:	AIF V MANAGEMENT, LLC
Its General Partner

		By:	APOLLO MANAGEMENT, L.P.
Its Sole Member-Manager

			By:		APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
				Name:	Laurie D. Medley
				Title:	Vice President

APOLLO INVESTMENT FUND V, L.P.

By:	APOLLO ADVISORS V, L.P.
Its General Partner

	By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO OVERSEAS PARTNERS V, L.P.

By:	APOLLO ADVISORS V, L.P.
Its Managing General Partner

	By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO NETHERLANDS PARTNERS V(A), L.P.

By:	APOLLO ADVISORS V, L.P.
Its General Partner

	By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO NETHERLANDS PARTNERS V(B), L.P.

By:	APOLLO ADVISORS V, L.P.
Its General Partner

	By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO GERMAN PARTNERS V GmbH & Co., KG

By:	APOLLO ADVISORS V, L.P.
Its Managing Limited Partner

	By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO MANAGEMENT V, L.P.

By:	AIF V MANAGEMENT, LLC
Its General Partner

	By:	APOLLO MANAGEMENT, L.P.
Its Sole Member-Manager

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

AIF V MANAGEMENT, LLC

By:	APOLLO MANAGEMENT, L.P.
Its Sole Member-Manager

	By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	APOLLO MANAGEMENT GP, LLC
Its General Partners

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO ADVISORS V, L.P.

By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO CAPITAL MANAGEMENT V, INC.

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

By:	APOLLO PRINCIPAL HOLDINGS I GP, LLC
Its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Management GP and Apollo Principal GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment 1 to Schedule 13D to which this Appendix A relates.

The principal executive officers and directors of Management GP and Apollo Principal GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and directors of Management GP and Apollo Principal GP and other related investment managers.  Mr. Black is also a founding principal and Messrs. Harris and Rowan are also principals of Apollo Advisors, L.P. and its successive and affiliated investment managers, including Advisors V, with respect to the Apollo investment funds.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019 and Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.